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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number             333-122288-05

CIT Equipment Collateral 2008-VT1

(Exact name of registrant as specified in its charter)

c/o Deutsche Bank Trust Company Delaware
c/o Deutsche Bank Trust Company Americas
60 Wall Street, 26th Floor
Mail Stop NYC60-2606
New York, New York 10005
(212) 250-2946

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

$197,000,000	Class A-1 Receivable-Backed Notes
$105,000,000	Class A-2A Receivable-Backed Notes
$47,000,000	Class A-2B Receivable-Backed Notes
$199,035,000	Class A-3 Receivable-Backed Notes
$18,676,000	Class B Receivable-Backed Notes
$26,636,000	Class C Receivable-Backed Notes
$18,982,039	Class D Receivable-Backed Notes

(Title of each class of securities covered by this Form)

None.

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

          Please place an X in the box(s) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	X

          Approximate number of holders of record as of the certification or notice date: 49

Persons w ho respond to the collection of information contained in this form are not required to respond unless the form displays
SEC2069 (02-08)	a currently valid OMB control number.

          Pursuant to the requirements of the Securities Exchange Act of 1934, CIT Equipment Collateral 2008-VT1 has caused this certification/notice to be signed by the Servicer listed below on its behalf by the undersigned duly authorized person.

CIT EQUIPMENT COLLATERAL 2008-VT1

Date: January 22, 2009	By: CIT Financial USA, Inc., as Servicer

	By:	/s/ Mark A. Carlson
		Name:	Mark A. Carlson
		Title:	Senior Vice President – Corporate Treasury